[redacted]

12010535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68336

SEC Mail Processing Section RECEIVED FEB 29 2012 Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/03/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Valcour Securities LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Broad Street, Suite 1000
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph A Schlim 203 564 6404 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Schlim , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valcour Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN OP

Title

Notary Public

DRIKA B. COSTANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 31, 2016

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedule and Report of Independent Registered Public Accounting Firm and Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5(d) of the Securities and Exchange Commission

VALCOUR SECURITIES LLC

For the period November 3, 2010 (commencement of operations) to December 31, 2011

VALCOUR SECURITIES LLC

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Valcour Securities LLC

We have audited the accompanying statement of financial condition of Valcour Securities LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's capital, and cash flows for the period November 3, 2010 (commencement of operations) to December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valcour Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the period November 3, 2010 (commencement of operations) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been

subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 27, 2012

VALCOUR SECURITIES LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	15,656
Other assets		669
Total assets	$	16,325

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Payable to Parent	$	1,200
Total liabilities		1,200
Member's capital		15,125
Total liabilities and members' capital	$	16,325

The accompanying notes are an integral part of this statement.

VALCOUR SECURITIES LLC
Statement of Operations
For the period November 3, 2010 (commencement of operations) to December 31, 2011

REVENUE	
Interest income	$ 13
Total revenue	13
EXPENSES	
Bank service charges	294
Business licenses and permits	3,297
Management services agreement	7,800
Organization costs	13,626
Total expense	25,017
Net loss	$ (25,004)

The accompanying notes are an integral part of this statement.

VALCOUR SECURITIES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2011

Balance at November 3, 2010	$	59,329
Debt forgiveness		4,800
Contribution		1,000
Distribution		(25,000)
Net loss		(25,004)
Balance at December 31, 2011	$	15,125

The accompanying notes are an integral part of this statement.

VALCOUR SECURITIES LLC
Statement of Cash Flows
For the period November 3, 2010 (commencement of operations) to December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (25,004)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in other assets	14,957
Increase in payable to Parent	5,400
Net cash used in operating activities and net decrease in cash	(4,647)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution	1,000
Distribution	(25,000)
Net cash used in financing activities	(24,000)
Net decrease in cash	(28,647)
Cash at beginning of period	44,303
Cash at end of period	$ 15,656
Non-cash financing transaction	
Debt forgiveness	$ 4,800

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Valcour Securities LLC (the "Company") has been organized in the state of Delaware since March 16, 2011, and registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since November 3, 2010. The Company was approved to act as a placement agent for non-registered securities.

Valcour Securities LLC was originally named Oenoke Capital LLC when it was formed in the State of Connecticut on January 13, 2009. Oenoke Capital LLC changed its name to Marinus Securities LLC on March 24, 2009 and changed its name to Valcour Securities LLC on March 16, 2011.

Valcour Capital Holdings LLC (the "Parent") has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements. The Parent is a holding company whose primary business is to be the sole member of the two main operating subsidiaries, Valcour Capital Management LLC and Valcour Securities LLC, and to invest proprietarily in various products that may or may not be discretionarily managed by one of its subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains a cash deposit at a major financial institution. It is the Company's policy to monitor the credit standing of the financial institution in which it conducts business.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a single member LLC, the Company is a disregarded entity for income tax purposes. The Company's income or loss is reportable by the member on its own tax returns.

In accordance with accounting guidance, there are financial accounting and disclosure requirements for recognition and measurement of tax positions, including interest and penalties, taken or expected to be taken on an income tax return. Currently, all tax years remain open. The Company has reviewed the tax positions and has determined that the Company has no tax positions that require measurement or require additional disclosure.

Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $14,456, which exceeded the minimum requirement of $5,000 by $9,456. The Company's ratio of aggregate indebtedness to net capital ratio was 8.30 to 100 at December 31, 2011.

5. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing arrangement ("Management Services Agreement") with the Parent on November 1, 2010, and amended the agreement on January 1, 2011 due to the change of name by the Company from Marinus Securities LLC to Valcour Securities LLC. The Management Services Agreement provides the Parent with reimbursement of expenses for rent and office utilities provided to the Company.

On October 11, 2011, the Company entered into a forgiveness of debt agreement with the Parent and forgave the allocated rent and utilities expense per Management Services Agreement amounting to $4,800. The forgiveness of debt was recorded as a capital contribution.

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. There was a subsequent cash capital contribution of $21,000 by the Parent on February 14, 2012. Other than this transaction, the Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

VALCOUR SECURITIES LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Uniform Net Capital Rule 15c3-1 Under the Securities Exchange Act of 1934 (Schedule I)
December 31, 2011

Computation of net capital	
Member's capital	$ 15,125
Nonallowable assets	(669)
Net capital	14,456
Minimum net capital requirement	
6-2/3% of aggregate indebtedness (minimum $5,000)	5,000
Excess net capital	$ 9,456
Aggregate indebtedness	
Payable to Parent	$ 1,200
Total aggregate indebtedness	$ 1,200
Ratio of aggregate indebtedness to net capital	0.08

Statement pursuant to paragraph (d)(4) of Rule 17a-5
There are no material differences between the above capital computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Focus filing.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
Valcour Securities LLC

In planning and performing our audit of the financial statements of Valcour Securities LLC, (the "Company"), as of December 31, 2011 and for the period November 3, 2010 (commencement of operations) to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based in this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is note intended to be and should not be used for anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012